Morgan, Lewis & Bockius LLP

One Federal Street

Boston, MA 02110

August 6, 2024

VIA EDGAR

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, DC 20549

Attention: Christina DiAngelo Fettig

Re:	The Registrants (the “Registrants”) and Funds (the “Funds”) Listed in Annex A

Dear Ms. Fettig:

On behalf of the Registrants,1 we are filing this letter to respond to the comments you delivered by telephone on June 10, 2024 on behalf of the Staff (the “Staff”) of the Securities and Exchange Commission after the Staff’s review of certain filings made by the Funds, in each case with respect to the fiscal year listed beside the name of the applicable Fund in Annex A hereto. For convenience of reference, summaries of the comments of the Staff have been included herein.2

1. Comment (Western Asset Intermediate Maturity California Municipals Fund, Western Asset SMASh Series Core Plus Completion Fund, Western Asset SMASh Series C Fund): Each of these Funds is classified as a “non-diversified company” within the meaning of Section 5(b)(1) of the 1940 Act. If any of the Funds has been operating as a diversified company for over three years, please confirm that the Fund will obtain shareholder approval before reverting to operating as a non-diversified company.

Response: The Registrant acknowledges that Western Asset SMASh Series Core Plus Completion Fund and Western Asset SMASh Series C Fund have operated as diversified investment companies for over three years and expects both Funds to continue to operate as diversified investment companies going forward. The Registrant confirms that it will obtain approval from shareholders of SMASh Series Core Plus Completion Fund or Western Asset SMASh Series C Fund (as applicable) before operating the Fund as a non-diversified investment company. The Registrant intends to identify Western Asset SMASh Series Core Plus Completion Fund and Western Asset SMASh Series C Fund as operating as diversified investment companies in each Fund’s next semi-annual report. The Registrant further confirms that Western Asset Intermediate Maturity California Municipals Fund continues to operate as a non-diversified investment company.

[1]	When used in the responses below, term “Fund” refers to the applicable Fund and the term “Registrant” refers to the applicable Registrant listed beside the name of such Fund in Annex A.
[2]	Unless otherwise indicated, any reference to a “Section” or a “Rule” relates, as applicable, to a section of the Investment Company Act of 1940, as amended, or to a rule thereunder.

2. Comment (Franklin Multi-Asset Funds): On page 29 of the Funds’ Form N-CSR filing, the Schedule of Investments is identified as being that of Franklin Multi-Asset Moderate Growth Fund, when that schedule may actually be that of Franklin Multi-Asset Conservative Growth Fund. Please consider whether a correction is necessary.

Response: The Registrant has confirmed that both the final version of the annual report that was printed and mailed to shareholders and the version posted on the Funds’ website correctly identifies the Schedule of Investments on page 29 as being that of Franklin Multi-Asset Conservative Growth Fund. The Registrant has determined that there was a printer error in the html conversion of the annual report, which resulted in the typographical error identified by the Staff. Nevertheless, in light of the fact that the correct document was delivered to shareholders and is available on the Funds’ website, the Registrant’s view is that it is not necessary to amend the Form N-CSR filing.

3. Comment (Western Asset Short Duration Municipal Income Fund): On page 29 of the Fund’s Form N-CSR filing, the financial highlights for Class C shares disclose a payment by an affiliate for reimbursement of an error during the year ended February 28, 2022. The Fund’s financial statements for that year do not include any detail regarding that payment. Please explain in correspondence the details relating to that payment, where it is disclosed in the financial statements and, if it is not disclosed, whether any financial statement disclosures were considered necessary.

Response: The Registrant advises the Staff that the error was discovered during a routine review of invoices that an unaffiliated financial intermediary had incorrectly sent to the Fund for recordkeeping services relating to client accounts maintained on the records of such financial intermediary over an extended period. The error was due to the intermediary failing to change the applicable fee rate for shares that were no longer subject to a contingent deferred sales charge. The matter was discussed with the Fund’s board, amounts believed to have been incorrectly paid by the Fund during the period were identified, and the Fund was reimbursed for such amounts. Management also did a look-back review of charges incurred by the Fund in connection with recordkeeping services provided by other financial intermediaries and determined that this was an isolated incident related to one unaffiliated financial intermediary. As of February 28, 2022, Class C shares of the Fund had $90,990,000 in assets under management. The impact of the overpayment on the class was 0.066%, which exceeded the Registrant’s internal materiality threshold, triggering footnote disclosure in the Financial Highlights for Class C, while the overall balance sheet impact to the Fund was only 0.007%. That level of overall balance sheet impact was determined to be immaterial to the financial statements of the Fund as a whole resulting in no further disclosure.

4. Comment (Western Asset Intermediate Maturity California Municipals Fund): Please discuss in correspondence the circumstances that allowed the Fund’s manager to recapture expenses that had been waived while also waiving expenses in the same fiscal period.

Response: During the fiscal year ended November 30, 2021, Franklin Templeton Fund Adviser, LLC (“FTFA”) waived/reimbursed class-specific expenses (not management fees) with respect to Classes A and C that were subject to possible recapture as described in the Fund’s prospectus and shareholder reports. Over the course of the fiscal year ended November 30, 2023, FTFA waived a portion of its fees as reported in the Fund’s financial statements. On days when the total annual operating expense ratios of Classes A and C fell below the level in its expense cap agreement with the Fund, FTFA recouped amounts, drawing on the balance of class-specific (non-management fee) expenses that had been waived and/or reimbursed during the fiscal year ended November 30, 2021. FTFA did not recapture any amounts that resulted, on any business day of the Fund, in the total annual fund operating expenses of Class A or C shares exceeding any expense cap in effect at the times amounts were waived/reimbursed to the Fund or subsequently when such amounts were recaptured by FTFA. Class I shares were in waiver only during the year ended November 30, 2023 (no amounts were recaptured).

5. Comment (BrandywineGLOBAL—High Yield Fund, BrandywineGLOBAL—Corporate Credit Fund): When there is a change of accountants in connection with shell reorganizations, the Staff expects disclosure of the type contemplated by Dear CFO letter 1998-04, such as checking the applicable box in Form N-CEN and including disclosure in annual and semiannual reports. Please confirm that the Funds’ manager will cause this information to be provided in connection with future shell reorganizations.

Response: The Registrant acknowledges the Staff’s comment and confirms that it will provide such disclosure in connection with future shell reorganizations.

6. Comment (Western Asset Diversified Income Fund, Western Asset High Income Fund II Inc.): With reference to Rule 8b-16, the Staff observed that:

i. Disclosure on page 80 of the Fund’s Form N-CSR states that the Fund may enter into reverse repurchase agreements so long as it has covered its commitments under those instruments. Please update this disclosure as it appears outdated and does not take into account the treatment of repurchase agreements under the new Derivatives Rule (Rule 18f-4).

Response: The Registrant advises the Staff that it will update this disclosure in future Form N-CSR filings.

ii. Page 77 of the Form N-CSR for Western Asset High Income Fund II Inc. makes reference to information included in the Fund’s 2008 registration statement on Form N-14, even though the fund filed a registration statement on N-2 in 2022.

Response: The Registrant advises the Staff that this disclosure was updated in the Fund’s most recent Form N-CSR filing.

7. Comment (Western Asset Diversified Income Fund): In the Schedule of Investments in the Fund’s Form N-CSR, subordinated tranches of CLOs are disclosed as paying an interest rate of 0.000%. In future filings, please disclose an estimate of the yield and include a footnote discussing the nature of the estimate.

Response: The Registrant advises the Staff that it will update this disclosure in future Form N-CSR filings.

8. Comment (Western Asset Diversified Income Fund, Western Asset High Income Fund II Inc.): The Section 906 certification filed as an exhibit to each Fund’s Form N-CSR filings refer to Section 15(d) of the Securities Exchange Act. The template also includes reference to Section 13(a) of the Securities Exchange Act. Please explain why the reference to Section 13(a) was omitted. If the reference to Section 13(a) should have been included, please file an amended Form N-CSR for each Fund to correct the certificate.

Response: The Registrant advises the Staff that on August 5, 2024 it filed an amended form N-CSR for each Fund to correct the certificate.

9. Comment (Western Asset High Income Fund II Inc.): The Staff refers to Dear CFO letter 2023-01. The Fund offers securities on a delayed or continuous basis pursuant to a registration statement on Form N-2 and, as an “A.2 Qualified” registrant, the Fund is permitted to use forward incorporation to include information in the registration statement, including by reference to the Fund’s Form N-CSR filing. Item 4 of Form N-2 requires financial highlights for the past ten fiscal years. However, the Fund’s annual report on Form N-CSR includes only five years of financial highlights. Please include financial highlights for the sixth through tenth past fiscal years into the registration statement either by amending the annual report on form N-CSR or by filing a supplemental prospectus under Rule 424(b).

Response: The Registrant advises the Staff that, on behalf of the Fund, it filed a supplemental prospectus under Rule 424(b) containing the requested financial highlights on August 1, 2024.

10. Comment (Western Asset Diversified Income Fund): Disclosure on page 61 of the Fund’s Form N-CSR refers to federal income taxes attributable to calendar year 2022 and notes that the fund anticipates being subject to an excise tax for the calendar year 2023. Please explain in correspondence the reason for these taxes, and also explain where the $383,450 of federal income taxes attributable to calendar year 2022 is reflected in the Fund’s financial statements.

Response: The Registrant advises the Staff that the $383,450 of federal income taxes attributable to calendar year 2022 were an excise tax relating to the amount of required distributions paid to shareholders. These $383,450 of federal income taxes are reflected in the Increase in accrued expenses in the Statement of Cash Flows. In the Form N-CSR for the period ended December 31, 2022, this amount was included in the Statement of Operations, and in Accrued Expenses on the Statement of Assets and Liabilities. The anticipated excise tax for calendar year 2023 relates to the amount of required distributions paid to shareholders.

11. Comment (Western Asset High Income Fund II Inc.): The market price and net asset value disclosure on page 60 does not appear to meet the requirements on Item 8.5(b) of Form N-2, which requires disclosure of the premium or discount with respect to each quoted market price.

Response: The Registrant advises the Staff that this disclosure has been updated in the Fund’s most recently filed Form N-CSR.

12. Comment (Western Asset High Income Fund II Inc.): The following comments relate to page 59 of the Fund’s Form N-CSR filing:

i. Please explain why the sales load of 1.00% or offering expenses of 0.23% were not factored into the hypothetical expense example.

Response: The Registrant advises the Staff that this information has been updated in the Fund’s most recently filed Form N-CSR.

ii. With reference to Footnote 6, please add disclosure to clarify that other expenses are estimated based on amounts incurred.

Response: The Registrant advises the Staff that the disclosure has been updated in the Fund’s most recently filed Form N-CSR.

iii. With regard to the use of the terms “leverage” and “borrowings,” Footnote 5 states that the Fund has utilized “Borrowings” in an aggregate amount of 33% of its total assets. It appears that that might not be accurate, given that the Fund also creates leverage from the use of reverse repurchase agreements. In addition, please confirm whether the term “Managed Assets” (Footnote 4) on which the management fee is charged includes reverse repurchase agreements.

Response: The Registrant advises the Staff that the disclosure has been updated in the Fund’s most recently filed Form N-CSR.

13. Comment (Western Asset High Income Fund II Inc.): With reference to page 61 of the Fund’s Form N-CSR filing, in future filings please include all required disclosure regarding the senior securities table, specifically those mentioned in Instructions 1 and 5 to Item 4.3 of Form N-2.

Response: The Registrant advises the Staff that the disclosure has been updated in the Fund’s most recently filed Form N-CSR.

Please contact the undersigned at 617-951-8267 with any questions or comments you might have regarding the above.

Sincerely,

/s/ Barry N. Hurwitz

Annex A

Registrant	1940 Act File No.	Fund	Fiscal Year Reviewed
Legg Mason Partners Income Trust	811-04254	Western Asset Intermediate Maturity California Municipals Fund	11/30/2023
		Western Asset Short Duration Municipal Income Fund	2/29/2024
		Western Asset Oregon Municipals Fund	4/30/2023
Legg Mason Partners Institutional Trust	811-06740	Western Asset SMASh Series Core Plus Completion Fund	12/31/2023
		Western Asset SMASh Series M Fund	2/29/2024
		Western Asset SMASh Series C Fund	2/29/2024
Legg Mason Partners Investment Trust	811-06444	Franklin Multi-Asset Conservative Growth Fund	1/31/2024
		Franklin Multi-Asset Growth Fund	1/31/2024
		Franklin Multi-Asset Defensive Growth Fund	1/31/2024
		Franklin Multi-Asset Moderate Growth Fund	1/31/2024
		BrandywineGLOBAL - High Yield Fund	12/31/2023
		BrandywineGLOBAL - Corporate Credit Fund	12/31/2023
Western Asset Diversified Income Fund	811-23598	Western Asset Diversified Income Fund	12/31/2023
Western Asset High Income Fund II Inc.	811-08709	Western Asset High Income Fund II Inc.	4/30/2023